Exhibit I

News Release

For Release October 25, 2005, 6:00 am EDT

IPSCO REPORTS CONTINUED STRONG QUARTERLY RESULTS
Record Energy Tubular Shipments

RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois] [October 25, 2005] -- IPSCO Inc. (NYSE/TSX:IPS) announced today third quarter 2005 diluted earnings per share of $2.77, $0.01 per share more than the third quarter of 2004 and $0.21 higher than the prior quarter. 2005 year-to-date diluted earnings per share are $8.41 compared to $4.49 last year. Sales for the quarter were $705 million, an increase of 10% or $63 million over the same quarter last year and 6% or $38 million over the prior quarter. Income before tax was $216 million, 8% higher than the third quarter of 2004 and 1% higher than the prior quarter. The third quarter 2005 tax rate was 38% compared to an unusually low rate of 28% in the prior year. As a result, net income of $134 million was less than the 2004 third quarter net income of $144 million.

IPSCO’s favorable sales performance versus the prior year and prior quarter was driven by record energy tubular sales volumes partially offset by declines in steel mill product sales related to a planned maintenance outage at the Montpelier Steelworks and unplanned outages at the Mobile Steelworks due to Hurricanes Dennis and Katrina.

Several events had a significant impact on the net income for the Company in the quarter. During the third quarter of 2005, the Canadian dollar strengthened 5% against the U.S. dollar. The subsequent foreign exchange gain on the translation of cumulative inter-company obligations incurred to fund stock buyback and debt redemption efforts contributed $18.1 million to pretax earnings or $0.24 per diluted share for the quarter. Outage expenses negatively impacted pretax earnings by $10.4 million, or $0.13 per diluted share. The change in the effective tax rate from 36% to 38% in the third quarter reduced net income by $4.6 million, or $0.10 per diluted share.

Total third quarter shipments were 848,000 tons, virtually flat compared to last year but 44,000 tons greater than the prior quarter due to record energy tubular shipments of 216,000 tons and large diameter pipe shipments of 45,000 tons. Energy tubular shipments increased 46% and 39% respectively over last year and prior quarter. IPSCO’s average third quarter product price was $832 per ton, inclusive of surcharge, comparable to $760 per ton a year ago and $830 in the second quarter. The impact of higher energy and large diameter pipe shipments offset a decline in steel mill product pricing.

“IPSCO withstood the impact of planned and unplanned outages at our U.S. steelworks as well as a temporary decline in demand from service centers early in the quarter. Our third quarter operating income of $235 per ton remains among the highest in the industry,” said David Sutherland, President and Chief Executive Officer.

“We are well positioned to take advantage of strong end user demand for our steel mill products and anticipated record activity in the energy tubular sector in the fourth quarter. As mentioned last quarter, large diameter pipe shipments in the fourth quarter are expected to increase significantly. We anticipate our shipment volumes for the fourth quarter will increase in all of these product lines.”

During the quarter ended September 30, 2005, the Company repurchased 258,500 shares at an average cost of U.S. $44.73 (CDN $54.69) for a total cost of U.S. $12 million. On October 4, 2005 the Company gave notice to the holders of its 7.8% debentures, due December 1, 2006, that it will redeem the outstanding debentures on November 4, 2005 for a total of CDN $106 million, including accrued interest and redemption premium.

Through September 2005, sales totaled a record $2.1 billion, an increase of 27% over the first nine months of 2004. Gross margin of 34% in the first nine months of 2005 improved from 26% during the same time period of 2004. Steel mill product sales of $1.3 billion increased $257 million from a year earlier. Steel mill average pricing increased $176 per ton, while tons shipped declined 83,000 or 5%. Tubular product sales, inclusive of energy tubular, large diameter pipe and non-energy tubular product lines, increased $188 million from the first nine months of 2004. The average selling price for these products increased $313 per ton while shipments declined 75,000 tons or 9%.

Net income was $414 million, $8.41 per diluted share, for the first nine months of 2005. This compares to net income of $242 million or $4.49 per diluted share, in 2004. Common shares and equivalents used in the calculation of diluted earnings per share were 49.3 million and 55.4 million for the nine months ended September 30, 2005 and 2004, respectively.

Outlook

The Company believes that end user demand for its steel mill products will remain strong throughout the year and into 2006.  Steel mill product orders increased rapidly in September and October due to continued strength in orders from end users, including several large project orders, and also as service centers returned to buying at higher levels. Our order books are fully committed for the remainder of the year. All steelworks have successfully completed required annual maintenance programs and are poised to satisfy the increased demand.

IPSCO’s North American energy tubular goods shipments are expected to meet or exceed the record levels reached in the third quarter. In addition, large diameter pipe production has increased and will continue through this year and well into 2006 producing for the larger numbers of orders on hand. Fourth quarter large diameter shipments and recognized revenues are anticipated to exceed levels achieved in the third quarter.

Higher costs due to increases in energy, transportation, alloys, and other input costs will result in margin compression in the fourth quarter compared to third quarter results.

Foreign exchange fluctuations and their impact on inter-company obligations resulting from funding the debt retirement and the share repurchase program may or may not impact fourth quarter net income and earnings per share.

Excluding the impact of any foreign exchange gains or losses, we forecast fourth quarter diluted earnings per share to be in the range of $2.70 to $2.90.

IPSCO has scheduled the live web cast of its third quarter 2005 results conference call at 10:00 AM EDT on Tuesday, October 25, 2005. During the call IPSCO President and CEO, David Sutherland, Senior Vice President and CFO, Vicki Avril and Executive Vice President - Steel and Chief Commercial Officer, John Tulloch will discuss IPSCO Inc.’s third quarter results.

Persons wishing to listen to the web cast may access it in the Investor Information, Presentations section on the Company’s website at www.ipsco.com. The conference call, including the question and answer portion, will also be archived on IPSCO’s web site for three months.

IPSCO, traded as “IPS” on both the New York Stock Exchange and Toronto Stock Exchange, operates steel mills at three locations and pipe mills at six locations in the United States and Canada. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to: weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by the Company; general economic conditions; and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2004, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", its Annual Information Form, and its Form 40-F.

Company Contact:
Vicki Avril, Senior Vice President and Chief Financial Officer
Tel. 630-810-4769

Release #05-37

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